Exhibit 1.01
Artivion, Inc.
Conflict Minerals Report
For the reporting period January 1, 2023 to December 31, 2023

Background
This Conflict Minerals Report (the “Report”) of Artivion, Inc. (“Artivion,” the “Company,” “we,” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, which are limited to tantalum, tin, and tungsten). The “Covered Countries,” for purposes of the Rule and this Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.
Company Overview and Conflict Minerals Approach
The Company, incorporated in 1984 in Florida and currently incorporated in Delaware, is a leader in the manufacturing, processing, and distribution of medical devices and implantable human tissues used in cardiac and vascular surgical procedures focused on aortic repair. Our medical devices and processed tissues primarily include four product families: aortic stent grafts, surgical sealants, On-X® mechanical heart valves and related surgical products (“On-X” products), and implantable cardiac and vascular human tissues. Aortic stent grafts include aortic arch stent grafts, abdominal stent grafts, and synthetic vascular grafts. Aortic arch stent grafts include our E-vita® Open NEO, E-vita Open Plus, the Ascyrus Medical Dissection Stent (“AMDS”) hybrid prosthesis, the NEXUS® endovascular stent graft system (“NEXUS”), the NEXUS DUOTM aortic arch stent graft (“NEXUS DUO”), and E-vita Thoracic 3G products. Abdominal stent grafts include our E-xtra Design Engineering (including ArtivexTM), E-nsideTM, E-tegraTM, E-ventusTM BX, and E-liacTM products. Surgical sealants include our BioGlue® Surgical Adhesive products (“BioGlue”). In addition to these four major product families, we sell or distribute PhotoFix® bovine surgical patches (“PhotoFix”) and CardioGenesis® cardiac laser therapy (prior to our abandonment of the business as of June 30, 2023). We began to manufacture and supply PerClot® hemostatic powder (“PerClot”) for Baxter International, Inc. during the second quarter of 2023.

Our approach to Conflict Minerals is based, to the extent applicable and feasible, on the framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “Guidance”). As part of our approach, we maintain a Conflict Minerals Policy (the “Policy”), which incorporates the standards set forth in the Guidance. The Policy has been reviewed and approved by senior management and presented to the Audit Committee of the Company’s Board of Directors. In addition, at the direction of management, our Purchasing, Legal, and Compliance departments communicate the Policy to employees and relevant outside parties. The Policy is maintained on our website.
E-1

Reasonable Country of Origin Inquiry
Under the Rule, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by a company or contracted by the company to be manufactured, the Company must conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals to determine if the Conflict Minerals originated from a Covered Country or are from recycled or scrap sources. We undertook a process to identify any necessary Conflict Minerals and conducted an RCOI to determine whether any of these Conflict Minerals originated from the Covered Countries or were from recycled or scrap sources.
The Company conducted a supply chain survey of 143 suppliers that supply the Company with products or components that may contain Conflict Minerals. The surveys were based on the Conflict Mineral Reporting Template (“CMRT”) developed by the Responsible Mineral Initiative (“RMI”). As of May 23, 2024, the Company had an overall supplier response rate of approximately 65%. Of the 93 responses, twelve (12) suppliers indicated that Conflict Minerals are added or used in the product or the production process. Six (6) of these suppliers certified to our reasonable satisfaction that the Conflict Minerals did not originate in the Covered Countries. Two (2) of these suppliers, notwithstanding their due diligence, were unable to determine whether they obtained Conflict Minerals from Covered Countries. Four (4) of these suppliers indicated that the Conflict Minerals did originate from Covered Countries.
Due Diligence Process and Results
Based on our RCOI, we exercised reasonable due diligence on the source and chain of custody of the Conflict Minerals.
Regarding all of the companies reporting the use of smelters or other sources that reportedly obtain Conflict Minerals from Covered Countries, it is our reasonable understanding, based on the information provided, that each of these smelters participates in the RMI independent third-party audit or similar due diligence process that examines the purchasing activities, processes, and systems associated with their smelting according to the Responsible Minerals Assurance Process (“RMAP”) or similar standard. As of the date of this report, it is our reasonable understanding that each is listed as “conformant” on the RMAP list, meaning that they are conformant with the RMAP assessment protocols. Also, as of the date of this report, it is our reasonable understanding that each is listed as a conformant smelter by RMI or meets a similar standard.
With respect to our suppliers who were unable to determine whether they obtained Conflict Minerals from the Covered Countries, we exercised reasonable due diligence and reviewed information about our supplier’s due diligence procedures, as well as their efforts to determine the country of origin of all their Conflict Minerals. For the reporting period, however, our suppliers were unable to conclusively determine the country of origin of all minerals.
There are many third parties in the supply chain between our direct suppliers and the original sources of any actual or potential Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must therefore rely on our suppliers and their upstream suppliers to provide information regarding the origin of any Conflict Minerals.
This Conflict Minerals Report is unaudited.
E-2

Risk Mitigation
We intend to take the following steps to mitigate the risks associated with the usage of Conflict Minerals necessary for the functionality or production of our products:

●	We will continue to work with our suppliers to obtain complete and accurate information from their supply chain about any of their smelters and refiners of Conflict Minerals;
●	We will continue to follow and improve upon our due diligence process as warranted; and
●	We will continue to inform our suppliers about the principles set forth in our Policy.

Forward-Looking Statements

Statements made in this Report that look forward in time or that express management's beliefs, expectations, or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are originally made. These statements include those regarding the steps the Company expects to take to improve its due diligence measures and further mitigate the risk that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries. These forward-looking statements are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These risks and uncertainties include but are not limited to, internal and external resource constraints, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, whether smelters, refiners, and other market participants responsibly source Conflict Minerals, and political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. These risks and uncertainties include the risk factors detailed in our Securities and Exchange Commission filings, including our Form 10-K for the year ended December 31, 2023, and our subsequent filings with the SEC. Artivion assumes no obligation and expressly disclaims any duty to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

E-3